SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



07084311



EXECUTED COPY
NOV 2 8 2007
SECTION

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______



PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

Items 1-3. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS



NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

NEW YORK COMMUNITY BANCORP, INC. EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Pension and Investment Committee
New York Community Bancorp, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
October 15, 2007

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments, at fair value (note 3):		
Common stock fund of employer	$ 62,069,493	64,208,433
Mutual funds	24,414,673	17,260,860
Collective trust funds	24,906,212	8,545,017
Cash and cash equivalents	148,368	105,047
Participant loans	3,069,390	2,442,878
Total investments	114,608,136	92,562,235
Receivables:		
Other receivable	30,229	—
Accrued income	—	4,684
Total receivables	30,229	4,684
Total assets:	114,638,365	92,566,919
Liabilities:		
Overdraft	41,817	—
Total liabilities	41,817	—
Net assets available for plan benefits at fair value	114,596,548	92,566,919
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	206,475	70,392
Net assets available for plan benefits	$ 114,803,023	92,637,311

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

		2006	2005
Additions to net assets attributed to:			
Investment income:			
Net appreciation (depreciation) in fair value of investments (note 3)	$	1,248,773	(13,541,278)
Dividends		3,824,062	3,828,143
Interest		154,488	123,473
Total investment income (loss)		5,227,323	(9,589,662)
Participant contributions		4,070,825	3,328,773
Rollovers contributions		1,393,728	10,590,991
Total additions		10,691,876	4,330,102
Deductions from net assets attributed to:			
Benefits paid to participants		11,258,569	13,339,405
Administrative expenses		20,738	35,323
Total deductions		11,279,307	13,374,728
Net decrease before transfers-in		(587,431)	(9,044,626)
Transfers-in (note (1a)):			
Atlantic Bank of New York 401(k) Savings Plan		18,982,629	—
Long Island Commercial Bank 401(k) Plan		3,770,514	—
Roslyn Savings Bank Employee Stock Ownership Plan		—	344,795
Total transfers-in		22,753,143	344,795
Net increase (decrease)		22,165,712	(8,699,831)
Net assets available for plan benefits at:			
Beginning of year		92,637,311	101,337,142
End of year	$	114,803,023	92,637,311

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by RSGroup Trust Company (RTC or the Trustee). The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

On December 30, 2005, the Plan was amended and New York Community Bancorp, Inc. became the Sponsor of the Plan. The name of the Plan was changed to New York Community Bancorp, Inc. Employee Savings Plan. On December 30, 2005 the New York Community Bank and New York Commercial Bank, both wholly owned subsidiaries of New York Community Bancorp, Inc. adopted the New York Community Bancorp, Inc. Employee Savings Plan.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. The Bank may make matching and special contributions on a discretionary basis. No employer contributions were made in 2006 and 2005.

Employees may make rollover contributions to the Plan.

On October 31, 2003, Roslyn Bancorp, Inc. merged with and into New York Community Bancorp, Inc. As a result of the merger, the Roslyn Savings Bank Employee Stock Ownership Plan ("ESOP") was terminated. During the 2005 plan year, participants of the Roslyn ESOP who are active employees of New York Community Bank were eligible to rollover their Roslyn ESOP account into the New York Community Bank Employee Savings Plan. During 2005 participants of the Roslyn Employee Stock Ownership Plan participants elected to rollover assets totaling $9,493,835 into the Plan, this amount was included as a rollover contribution. In addition there was a transfer of $344,795 from the Roslyn ESOP that was not participant directed, this amount is included as a transfer-in to the Plan.

(Continued)

On December 30, 2005, Long Island Financial Corp., parent company of Long Island Commercial Bank, merged with and into New York Community Bancorp, Inc. On May 24, 2006 the Long Island Commercial Bank 401(k) Plan was merged into the Plan. Investment assets in the amount of $3,697,217 and participant loan balances of $73,297 were transferred from the Long Island Commercial Bank 401(k) Plan to the Plan.

On April 28, 2006, Atlantic Bank of New York was merged with and into New York Community Bancorp, Inc. On December 1, 2006, The Atlantic Bank of New York 401(k) Plan was merged into the Plan. Investment assets in the amount of $18,563,775 and participant loan balances of $418,854 were transferred from the Atlantic Bank of New York 401(k) Plan to the Plan.

(d) Investment Options

The Plan assets are held in a trust established under the Plan with RTC. Participants are allowed to invest in one or more of the investment options. The trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2006, the Plan's investments consisted of thirteen investment funds and the two Common Stock Funds (New York Community Bancorp Dividend Reinvestment Stock Fund and New York Community Bancorp Cash Dividend Stock Fund), which invests in the common stock of New York Community Bancorp, Inc. (the New York Community Bank). The Fidelity Puritan TR Low Price Stock Fund has been closed to new monies effective August 2004.

(e) Participant Accounts

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. An administrative fee of 0.25% (25 basis points) is charged on assets held in all funds other than the investment funds of RSI Retirement Trust and RSGroup Trust Company.

(f) Vesting

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years and thereafter	100%

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2006 and 2005, forfeitures of $74,309 and $10,430, respectively, were available to defray Plan expenses in the future. For plan years 2006 and 2005, forfeitures accumulated were not used to defray Plan expenses.

(g) Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

At December 31, 2006 and 2005, participant loans (excluding transferred-in loans) had interest rates ranging from 7.00% to 9.00% and 8.25% to 10.50%, respectively, and terms of maturity ranging from 5 months to 30 years at both dates.

(h) Payment of Benefits

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Effective January 1, 2002, participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash or elect to reinvest the dividends.

An employee's participation in the Plan shall terminate on the date of death, the date of retirement, or the date employment is terminated because of disability or other reasons.

(2) Summary of Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

(d) Investment Valuation and Income Recognition

Investments consist of unit shares of funds offered by RTC, other mutual fund companies, and the Employer Stock Fund, which invests in common stock of the New York Community Bancorp, Inc.. Valuation of these shares by the RTC is based on the underlying value of net assets of each fund. Common stock and mutual funds are valued at quoted market prices from national exchanges.

Participant loan receivables are valued at cost (outstanding principal balances), which approximates fair value.

Investment transactions within each fund are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis.

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(f) Administrative Expenses

Unless paid by the Plan, all administrative expenses of the Plan are paid by the Employer, except expenses directly related to the managing of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the applicable fund to which such expenses directly relate.

(Continued)

(3) Investments

Investments in the Plan as of December 31, 2006 and 2005 are as follows:

	December 31		
	2006	2005	
Common Stock Fund of Employer:			
New York Community Bancorp, Inc.	$ 62,069,493	64,208,433	*
Mutual Funds:			
RSI Retirement Trust Actively Managed Bond Fund	2,392,906	2,246,403	
RSI Retirement Trust Intermediate Term Bond Fund	977,013	691,261	
RSI Retirement Trust Value Equity Fund	4,321,897	2,817,520	
RSI Retirement Trust Core Equity Fund	2,665,368	2,350,157	
RSI Retirement Trust Emerging Growth Equity Fund	1,270,604	1,230,050	
Alger Midcap Growth Retirement Portfolio	2,956,222	1,667,818	
American Century International Growth Fund	2,251,680	838,209	
Fidelity Puritan TR Low Price Stock Fund	1,568,152	1,406,035	
John Hancock Large Cap Select A Fund	2,228,240	1,566,336	
State Street Global Advisors S&P Index Fund	3,782,591	2,447,071	
	24,414,673	17,260,860	
Collective Trust Funds:			
RSGroup Trust Company Stable Value Fund	22,310,042	7,382,099	*
RSGroup Trust Company Asset Allocation Model I	860,565	348,091	
RSGroup Trust Company Asset Allocation Model II	1,175,868	562,013	
RSGroup Trust Company Asset Allocation Model III	559,737	252,814	
	24,906,212	8,545,017	
Cash and Cash Equivalents			
Principal Cash	—	54,942	
Miscellaneous Cash Equivalents	148,368	50,105	
	148,368	105,047	
Participant Loans	3,069,390	2,442,878	
Total Investments	$ 114,608,136	92,562,235	

Contract value for the RSGroup Trust Company Stable Value Fund is $22,516,517 and $7,452,491 as of December 31, 2006 and 2005, respectively. Amounts in the table represent fair value.

* Represents 5% or more of the fair value of total assets at December 31, 2006 and 2005.

(Continued)

During 2006 and 2005, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2006	2005
Common Stock Fund of Employer	$	(1,506,108)	(14,728,501)
Mutual funds		2,167,367	931,386
Collective trust funds		587,514	255,837
Net appreciation (depreciation) in fair value of investments	$	1,248,773	(13,541,278)

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2006, and 2005 approximately 54% and 69% of the Plan's net assets were invested in the common stock fund of Employer, respectively. The underlying value of the common stock is entirely dependent upon the performance of the Employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. Retirement System Group, Inc. is the custodian and recordkeeper as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

(8) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for plan benefits per financial statements	$	114,803,023
Benefits payable		(6,243)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(206,475)
Net assets available for plan benefits per Form 5500		114,590,305

The following is a reconciliation of claims paid per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$	11,258,569
Amounts payable at December 31, 2006		6,243
Benefits paid to participants per Form 5500		11,264,812

The following is a reconciliation of investment income per the financial statements to the Form 5500 as of December 31, 2006:

Total investment income per the financial statements	$	5,227,323
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(206,475)
Total investment income per Form 5500		5,020,848

Supplemental Schedule

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2006

	Identity of issue	Description of investment	Number of Shares/Units		Current Value
	Common Stock Fund of Employer				
*	New York Community Bancorp, Inc.	Common Stock Fund	3,855,248	$	62,069,493
	Mutual Funds				
*	RSI Retirement Trust	Actively Managed Bond Fund	215,189		2,392,906
*	RSI Retirement Trust	Intermediate Term Bond Fund	105,623		977,013
*	RSI Retirement Trust	Value Equity Fund	359,559		4,321,897
*	RSI Retirement Trust	Core Equity Fund	272,811		2,665,368
*	RSI Retirement Trust	Emerging Growth Equity Fund	136,039		1,270,604
	Alger	Midcap Growth Retirement Portfolio	174,614		2,956,222
	American Century	International Growth Fund	179,847		2,251,680
	Fidelity	Puritan TR Low Price Stock Fund	36,016		1,568,152
	John Hancock	Large Cap Select A Fund	116,054		2,228,240
	State Street Global Advisors	S&P Index Fund	162,413		3,782,591
					24,414,673
	Collective Trust Funds				
*	RSGroup Trust Company	Stable Value Fund	634,822		22,310,042
*	RSGroup Trust Company	Asset Allocation Model I	58,906		860,565
*	RSGroup Trust Company	Asset Allocation Model II	79,682		1,175,868
*	RSGroup Trust Company	Asset Allocation Model III	38,085		559,737
					24,906,212
	Cash and Cash Equivalents				
*	RSGroup Trust Company	Cash equivalents	148,368		148,368
*	**Participant Loans**	687 loans to participants with interest rates of 1.50 % to 10.50% with maturities up to 30 years			3,069,390
				$	114,608,136

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 28, 2007

New York Community Bank
Employee Savings Plan

By: Bernard A. Terlizzi

Bernard A. Terlizzi
Plan Administrator

00298897.DOC

Exhibit 23.1

Auditor's Consent



KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee of
New York Community Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. (the "Company") of our reports dated October 15, 2007, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for Plan benefits for the years then ended and the related supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of New York Community Bancorp, Inc. Employee Savings Plan.

KPMG LLP

New York, New York
October 18, 2007

END